Exhibit 99.1

Medicure Announces Launch of New and Improved ReDS™ PRO

WINNIPEG, Sept. 17, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, is pleased to announce the launch of the ReDSTM PRO ("ReDSTM PRO") system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the recent Heart Failure Society of America ("HFSA") conference in Philadelphia, PA. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation.

Medicure previously announced, on January 28, 2019, that it had entered an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for the ReDS™ point of care system in the United States, a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure.  The ReDSTM PRO represents the next generation of this device.

"Medicure was excited to introduce the ReDSTM PRO at the HFSA conference in an effort to improve the quality of life of heart failure patients. The device is being sold by Medicure directly to hospitals through our existing commercial operation and supports our mission of being a significant, value-based, cardiovascular company focused on the U.S. market." commented Dr. Albert Friesen, Chief Executive Officer for Medicure.

Medicure continues to hold a 7.71% equity stake, on a fully diluted basis, in Sensible.

About ReDSTM PRO System

The ReDSTM PRO is an accurate measurement tool to evaluate pulmonary congestion providing additional information to assist a physician in their assessment of a patient's condition. Assessment with the aid of ReDSTM technology has helped physicians at facilities across the country to better manage their patients' heart failure, with the goal of avoiding readmissions. For more information please visit www.medicure.com/reds.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

About Sensible

Sensible is a market leader in medical radar monitoring and imaging technology. ReDS™ was adapted for medical use from military 'see-through-wall' technology. The technology is well-positioned to be a difference maker in a wide range of applications and to become the next-generation lung fluid monitoring modality.
www.sensible-medical.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-announces-launch-of-new-and-improved-reds-pro-300919842.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2019/17/c6957.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 09:59e 17-SEP-19